THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                  954-599-3672

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re:      TheWebDigest Corp. Registration Statement on Form S-1
         File # 333-151485

Dear Ms. McManus:

We have reviewed your letter dated July 3, 2008 regarding the above and have filed an Amendment to our S-1 accordingly. We appreciate your informative comments and because of same we have changed material aspects of our filing. Your comments have led us to consider other matters as disclosed in the filings. The following will best outline our responses and determination of your comments:

1.  We understand and changed the date accordingly.

2.  We highlighted the risk factors in a prominent type.

3. We corrected the back cover of prospectus to coordinate with the pages of the filing.

4. We clearly changed the extension of the offering period to denote one ninety-day period extension.

5. We are not a "blank check" company under section A(2) of Rule 419 of the Securities Act of 1933.

6.  We are not a "blank check" company.

7. Since we are not a "blank check" company, we revised the entire registration statement to convey a more accurate picture of our company.

8. We included an unaudited financial for the period ending June 30, 2008 and disclosed those updated numbers in the filing.

9.  We removed the references to Google, AOL and Yahoo throughout the filing.

10. We changed the filing to better disclose a more clearly defined purpose of business and plan of operation.

11. Our mistake is so noted and changed accordingly.

12. We revised to disclose the going concern issue in the opinion of our independent auditor. This disclosure has been noted throughout the amended filings.

13. We added a risk factor so noting the added cost we will be incurring as a public company.

14. We reviewed all risk factors to include a more defined discussion.

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15. We changed this risk factor to better define our purpose and coordinate in plain English our business plan.

16. As further researched and determined, our informational websites do not need product liability coverage and this risk factor has been eliminated.

17. We stated the stock percentages that the sole shareholder and officer shall own before the sale of shares in this offering and after. This disclosure was made throughout the filing.

18. We better defined the use of proceeds and the estimated costs.

19. The calculation was recomputed as it reflected in the disclosure.

20. We revised the explanation of our business plan in much greater detail and better defined our purpose. We included the premise of creating revenues, timetables and operational goals of the company. We also included additional requirement for financing and a number of websites so we can prove concepts to create economic substance.

21. We included our opinion as to the period of time and cash requirement required under our business plan.

22. As requested we revised our disclosures to include the information required by item 101(h)(5) of Regulation S-K.

23. As requested, we removed references to WebMD, Wall Street Journal, Yahoo and Google.

24. We revised to include the employment of Mr. Adelstein over the past five years.

25. We revised the disclosure.

26. We revised the disclosure as so noted.

27. We revised the disclosure as so noted.

28. We eliminated our expert and revised the disclosure to eliminate exhibit
    5.1.

29. We revised the language to match the language set forth in item 512 of Regulation S-K.

30. We are using the signature page provided by Form S-1.

Please note we amended our registration statement, response to your detailed and insightful comments. We did not include marked copies in our amendment because of the material nature of our amendments, and in essence, we could not follow the marked copy because of the many changes as a result of our process. We sincerely appreciate your professionalism and we feel that your inquiries have strongly led us to a better filing as amended.

Sincerely,

Steve Adelstein,
Chairman, President, Secretary and Treasurer of TheWebDigest Corp.

Date: August 6, 2008